SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 18)

USG Corporation

(Name of Issuer)

Common Stock, Par Value $0.10 Per Share

(Title of Class of Securities)

90329405

(CUSIP Number)

Jorg Schanow, LL.M.

General Counsel

Gebr. Knauf KG

Am Bahnhof 7

97346 Iphofen

Federal Republic of Germany

(49) 9329-31-1091

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 24, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Securities Exchange Act”) or otherwise subject to the liabilities of that section of the Securities Exchange Act but shall be subject to all other provisions of the Securities Exchange Act.

(Continued on following pages)

CUSIP No. 90329405		13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons [Entities Only] Gebr. Knauf KG

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC and BK (see Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Federal Republic of Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 14,758,258

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 14,758,258

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,758,258

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 100.0% (see Note 1)

14	Type of Reporting Person PN

(1)                                 Calculation of percentage based on 14,758,258 shares of the Common Stock outstanding as of immediately after the Effective Time (as defined below) on April 24, 2019.

CUSIP No. 90329405		13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons [Entities Only] C & G Verwaltungs GmbH

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF (see Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Federal Republic of Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 14,758,258

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 14,758,258

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,758,258

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 100.0% (see Note 1)

14	Type of Reporting Person CO

(1)                                 Calculation of percentage based on 14,758,258 shares of Common Stock outstanding as of immediately after the Effective Time (as defined below) on April 24, 2019.

Explanatory Note

This is Amendment No. 18 (this “Amendment”) to the Schedule 13D filed by certain of the Reporting Persons with the Securities and Exchange Commission on October 27, 2000, as subsequently amended (the “Schedule 13D”), with respect to the shares of common stock, par value $0.10 per share (“Common Stock”) of USG Corporation (the “Issuer”).  Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.  Capitalized terms used herein without definition have the meanings assigned to such terms in the Schedule 13D.

This Amendment is filed with respect to the consummation of the transactions contemplated by that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of June 10, 2018, by and among Gebr. Knauf KG, a limited partnership (Kommanditgesellschaft) organized under the laws of Germany (“Gebr. Knauf”), World Cup Acquisition Corporation, a Delaware corporation and an indirect, wholly-owned subsidiary of Gebr. Knauf (“Merger Sub”), and the Issuer, pursuant to which Gebr. Knauf acquired the Issuer on April 24, 2019 by means of the consummation of the transactions contemplated therein.  On April 24, 2019, pursuant to the Merger Agreement, Merger Sub merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation in the Merger (the “Surviving Corporation”), and with the Surviving Corporation becoming an indirect, wholly-owned subsidiary of Gebr. Knauf.

Item 3.                                                         Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented to add the following at the end thereof:

As more fully described in Item 4 hereof, on April 24, 2019, Gebr. Knauf consummated the acquisition of the Issuer through the Merger, by which Merger Sub merged with and into the Issuer, with the Issuer being the Surviving Corporation in the Merger and becoming an indirect, wholly-owned subsidiary of Gebr. Knauf.

Pursuant to the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Common Stock owned by Gebr. Knauf and its subsidiaries, the Issuer and its subsidiaries or excluded holders) automatically was converted into the right to receive the closing consideration of $43.50 in cash, without interest and subject to tax withholding as applicable (the “Closing Consideration”).  The shares of Common Stock owned immediately prior to the Effective Time, directly or indirectly, by Gebr. Knauf (the “Continuing Shares”) remained outstanding immediately following the Effective Time as fully paid and non-assessable shares of Common Stock of the Surviving Corporation.  Pursuant to the terms of the Merger Agreement, the Continuing Shares are not entitled to any Closing Consideration or any other consideration or repayment of capital in connection therewith.

The sources of funds for the acquisition of the Issuer (including for the payment of the Closing Consideration, the closing payments described in Item 4 herein, and the related fees and expenses in connection with the transactions contemplated by the Merger Agreement) included the following: (a) the credit facilities described in the Debt Commitment Letter, including proceeds from external credit facilities entered into with syndicates of banks, arranged by UniCredit Bank AG and Commerzbank Aktiengesellschaft together with (b) other available funds and capital resources of Gebr. Knauf and its subsidiaries.

The foregoing description of the Debt Commitment Letter is qualified in its entirety by the Debt Commitment Letter, a copy of which is attached as Exhibit 10.1 to the Schedule 13D filed by Gebr. Knauf on June 11, 2018 and is incorporated herein by reference

Item 4.                                                         Purpose of Transaction.

Item 4 is hereby amended and supplemented to add the following at the end thereof:

Consummation of the Merger

On April 24, 2019, pursuant to, and upon the terms and subject to the conditions of, the Merger Agreement, Merger Sub was merged with and into the Issuer.  At the Effective Time, which occurred the same day, the separate corporate existence of Merger Sub ceased, with the Issuer being the Surviving Corporation in the Merger and becoming an indirect, wholly-owned subsidiary of Gebr. Knauf.

Pursuant to the terms of the Merger Agreement, at the Effective Time each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Common Stock owned by Gebr. Knauf and its subsidiaries, the Issuer and its subsidiaries or excluded holders) automatically was converted into the right to receive the Closing Consideration.

Prior to the closing of the Merger and as contemplated in the Merger Agreement, the Issuer declared a conditional special cash dividend of $0.50 per share of Common Stock  (the “Conditional Special Dividend”) payable following certification of the results of the special meeting of stockholders held on September 26, 2018 for the purpose, among other things, of adopting the Merger Agreement and the transactions contemplated thereby (the “Special Meeting”), to holders of record of Common Stock as of the close of business on August 21, 2018.  The Conditional Special Dividend was conditioned on the Merger Agreement being adopted by the affirmative vote of the holders of at least 80 percent of the outstanding shares of Common Stock entitled to vote at the special meeting and was paid on October 2, 2018.

In addition, pursuant to the Merger Agreement, at the Effective Time:

•                  each award of stock options in respect of Common Stock that was outstanding immediately prior to the Effective Time of the Merger was canceled and converted into the right to receive, no later than 15 calendar days after the closing of the Merger, a cash payment equal to the product of (i) the number of shares of Common Stock subject to such stock option as of the Effective Time of the Merger, multiplied by (ii) the excess, if any, of the Closing Consideration over the exercise price for such stock option;

•                  each award of restricted stock units (“RSU Award”) in respect of Common Stock that was outstanding immediately prior to the Effective Time of the Merger became fully vested and was converted into the right to receive, no later than 15 calendar days after the closing of the Merger (or, to the extent Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”), applies, at the earliest time permitted under the terms of the award in accordance with Section 409A), a cash payment equal to the product of (i) the number of shares of Common Stock subject to such RSU Award as of the Effective Time of the Merger, multiplied by (ii) the Closing Consideration;

•                  each award of market share units (“MSU Award”) and award of performance shares (“Performance Share Award”) in respect of Common Stock that was outstanding immediately prior to the Effective Time of the Merger became fully vested and was converted into the right to receive, no later than 15 calendar days after the closing of the Merger (or, to the extent Section 409A applies, at the earliest time permitted under the terms of the award in accordance with Section 409A), a cash payment equal to the product of (i) (a) in the case of a MSU Award, the number of shares of Common Stock earned under such MSU Award, determined as of the Effective Time of the Merger by substituting the Closing Consideration for the market value per share, or (b) in the case of a Performance Share Award, the number of shares of Common Stock earned under such Performance Share Award, determined by substituting the Closing Consideration for the ending stock price in determining the achievement of the performance goal measured as of the Effective Time of the Merger, multiplied by (ii) the Closing Consideration; and

•                  each award of deferred stock units (“DSU Award”) held in notional accounts by non-employee directors of the Issuer who were replaced as of the Effective Time of the Merger was converted into the right to receive a cash payment equal to the product of (i) the number of shares of Common Stock deemed to be held in the notional account immediately before the Effective Time of the Merger, multiplied by (ii) the Closing Consideration.

Also, upon the closing of the Merger, Dividend Make-Whole Amounts granted in the form of a cash payment to each holder of stock options, MSU Awards, and Performance Share Awards (collectively, the “Incentive Equity Awards”) that were outstanding as of June 10, 2018 were earned.   Such cash payments, which shall be made no later than 15 calendar days after the closing of the Merger, were earned in an amount equal to the product of (i) the conditional special dividend, multiplied by (ii) the number of shares of common stock that either (a) were or became vested and paid out on such Incentive Equity Awards in connection with the closing of the Merger and did not otherwise participate in the conditional special dividend, or (b) subject to the applicability of due bill trading, were or became vested and became payable following August 21, 2018, the record date of the special meeting, but prior to the closing date of the Merger, in each case as determined by the Issuer and subject to the holder of the underlying Incentive Equity Award remaining continuously employed by the Issuer and its subsidiaries until immediately prior to the closing of the Merger.  However, if any holder of outstanding Incentive Equity Awards terminated employment with the Issuer or any of its subsidiaries prior to the closing of the Merger, and any such Incentive Equity Awards remained outstanding following such termination in accordance with their terms, then such holder also received a Dividend Make-Whole Amount with respect to such outstanding Incentive Equity Awards.

Upon the Effective Time, the Voting Agreement terminated in accordance with its express terms.

In accordance with the Merger Agreement, upon the closing of the Merger, the certificate of incorporation and bylaws of the Issuer as in effect immediately prior to the closing of the Merger were amended and restated in accordance with the terms of the Merger Agreement and became the amended and restated certificate of incorporation and amended and restated bylaws of the Issuer, as the Surviving Corporation.

Upon the closing of the Merger and pursuant to the terms of the Merger Agreement, each of Jose Armario, Thomas A. Burke, Matthew Carter, Jr., Gretchen R. Haggerty, William H. Hernandez, Brian A. Kenney, Richard P. Lavin, Steven F. Leer and Jennifer F. Scanlon ceased to be directors of the Issuer.

Additionally, upon the closing of the Merger and pursuant to the terms of the Merger Agreement, (i) Jörg Schanow, who was the sole director of Merger Sub immediately prior to the closing of the Merger, became the sole director of the Issuer, as the Surviving Corporation, and (ii) the officers of the Issuer immediately prior to the closing of the Merger became the initial officers of the Issuer, as the Surviving Corporation.  Immediately following and in connection with the closing of the Merger, each of (a) Jennifer F. Scanlon, President and Chief Executive Officer, (b) Matthew F. Hilzinger, Executive Vice President, Chief Financial Officer and Treasurer, (c) Brian J. Cook, Executive Vice President and Chief Administrative Officer, (d) Dominic A. Dannessa, Executive Vice President and Chief Customer and Innovation Officer, (e) Gregory D. Salah, Senior Vice President, USG Corporation and President, Gypsum, (f) Michelle M. Warner, Senior Vice President, General Counsel and Corporate Secretary, and (g) Jeannette A. Press, Vice President and Controller, ceased acting in their roles at the Issuer described above.

Subsequently, on April 24, 2019, (i) Jörg Schanow resigned as director of the Issuer and the following individuals were elected to the board of directors of the Issuer (the “New USG Board of Directors”): Alexander Knauf, Martin Stürmer, Dr. Enno Henze, and Christopher R. Griffin, and (ii) the New USG Board of Directors appointed Christopher R. Griffin as President, Chief Executive Officer, Chief Financial Officer and Treasurer of the Issuer.

Following the Effective Time, the shares of Common Stock that previously traded under the ticker symbol “USG” ceased trading on, and have been or are being delisted from, the New York Stock Exchange (the “NYSE”) and the Chicago Stock Exchange.  On April 24, 2019, the NYSE informed the Issuer that it had filed the Form 25 with respect to the Common Stock with the Securities and Exchange Commission (the “SEC”).  In addition, the Issuer intends to file a Form 15 with the SEC with respect to the Common Stock related to the termination of registration and suspension of reporting obligations under the Securities Exchange Act.

The foregoing descriptions of the Merger Agreement and the Voting Agreement are qualified in their entirety by the Merger Agreement and the Voting Agreement, copies of which are attached as Exhibit 2.1 and Exhibit 10.2, respectively, to the Schedule 13D filed by Gebr. Knauf on June 11, 2018 and are incorporated herein by reference.

The information set forth in or incorporated by reference into the Explanatory Note and under Items 3 and 5 of this Amendment is incorporated herein by reference in its entirety into this Item 4.

Item 5.                                                         Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented to add the following at the end thereof:

The information set forth in or incorporated by reference into the Explanatory Note and Items 3 and 4 above is incorporated herein by reference in its entirety.  As stated above, the descriptions herein of the Merger Agreement and the Merger do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, a copy of which is attached as Exhibit 2.1 to the Schedule 13D filed by Gebr. Knauf on June 11, 2018 and is incorporated herein by reference.

(a) and (b)

The Merger was consummated on April 24, 2019.  As of the Effective Time, and as a result of the consummation of the Merger and pursuant to the Merger Agreement, the Reporting Persons own 14,758,258 shares of Common Stock, which represent 100% of the shares of Common Stock.  Gebr. Knauf, through its applicable wholly-owned subsidiaries, has the sole power to vote, or to direct the vote of, and the sole power to dispose, or direct the disposition of, the shares of Common Stock.

(c)                                  As described in Items 3 and 4 above, (i) Gebr. Knauf acquired, through its applicable wholly-owned subsidiaries, the Issuer, and (ii) as a result of the consummation of the Merger, the Reporting Persons own 100% of the Common Stock as of the Effective Time.  Except as a result of the consummation of the transactions contemplated by the Merger Agreement and as described in this Amendment or the Schedule 13D, there have been no transactions in shares of Common Stock by any Reporting Person during the past 60 days.

(d)                                 To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e)                                  Not applicable.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in or incorporated by reference into the Explanatory Note and Items 3, 4 and 5 above is incorporated herein by reference in its entirety.  Except as set forth herein, there are no contracts, understandings or relationships between the Reporting Persons and any other person with respect to the Common Stock.

Item 7.                                                         Material to be Filed as Exhibits.

Exhibit 2.1                                     Agreement and Plan of Merger dated as of June 10, 2018, among Gebr. Knauf KG, World Cup Acquisition Corporation and USG Corporation (previously filed as Exhibit 2.1 to the Schedule 13D filed by the Reporting Persons on June 11, 2018).

Exhibit 10.1                              Debt Commitment Letter dated as of June 8, 2018, among UniCredit Bank AG, Commerzbank Aktiengesellschaft, Gebr. Knauf KG and World Cup Acquisition Corporation (previously filed as Exhibit 10.1 to the Schedule 13D filed by the Reporting Persons on June 11, 2018).

Exhibit 10.2                              Voting Agreement dated as of June 10, 2018, among Gebr. Knauf KG, World Cup Acquisition Corporation and Berkshire Hathaway Inc. (previously filed as Exhibit 10.2 to the Schedule 13D filed by the Reporting Persons on June 11, 2018).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 26, 2019

GEBR. KNAUF KG

/s/ Alexander Knauf
Alexander Knauf
General Partner

C & G VERWALTUNGS GMBH

/s/ Jörg Schanow
Jörg Schanow
General Manager